Press Release Source: Integrated Environmental Technologies, Ltd.

Integrated Environmental Technologies, Ltd. announces MRSA - Specific EPA Registration of EcaFlo Excelyte

On Tuesday April 28, 2009, 9:30 am EDT

LITTLE RIVER, S.C.--(BUSINESS WIRE)--Integrated Environmental Technologies, Ltd. (OTCBB: IEVM - News) and Benchmark Research & Technology (BRT) announced today that the U.S. EPA has approved EcaFlo® Anolyte (trademarked Excelyte®), as a registered and effective biocide against MRSA (Methicillin-Resistant Staphylococcus Aureus), one of the most prolific and feared bacterial infections facing the public today. Today’s announcement comes only a few months after the EPA approved EcaFlo® Excelyte® as a high-level disinfectant/biocide.

Since gaining EPA registration, Excelyte® has quickly gained momentum and is fast becoming the microbiocide of choice for hospitals, universities, public school systems, medical and veterinary schools , cleaning services, food processing, athletic departments, veterinary clinics, medical research labs, state, county, city and federal governments and professional sports teams. Excelyte® is the choice for these entities because MRSA and other bacterial threats are more than just a hospital problem. Excelyte® is a non-toxic, and yet exceptionally strong, oxidizing solution that destroys MRSA, E. coli, Salmonella, Hepatitis C, TB and almost every other pathogen in a manner that prevents them from mutating and thereby preventing the development of new resistant microorganisms.

South Carolina-based IET specializes in the manufacturing and production of the EcaFlo® system, the only system in the U.S. producing an EPA registered anolyte solution (Excelyte®). William E. Prince, President and CEO of IET said, “The U.S. Environmental Protection Agency has considered the MRSA-specific research results we submitted, and has determined it is indeed effective in destroying MRSA. We believe that EcaFlo® Excelyte® is the most effective biocide in the world today. IET is committed to working with its clients and partners to further inform the public on the multitude of applications for the product. We believe Excelyte® revolutionizes the way we currently disinfect to prevent the spread of MRSA and other bugs.”

Due to the non-toxic nature of Excelyte® and proven research supporting its efficacy against MRSA and other bacteria, University General Hospital in Houston, Texas announced that it would be the first hospital in the country to implement Excelyte® as its disinfecting agent. Excelyte® was donated to help in the disaster clean-up and restoration efforts following Hurricane Ike and many school systems and county governments in the Carolinas are making the change to Excelyte®.

For more information on I.E.T.’s EcaFlo® equipment and/or Benchmark’s Excelyte®, visit www.ietecaflo.com, www.excelyte.com, or call 843.390.2500 or 800.349.8171.

About Integrated Environmental Technologies

Integrated Environmental Technologies, Ltd. operates through its wholly-owned subsidiary, IET, Inc., and is a publicly traded company (OTCBB: IEVM - News) located in Little River, South Carolina. IET’s mission is to be the leading provider of sustainable, innovative technologies that improve the health and safety of the environment. For more information about Integrated Environmental Technologies, Ltd., please visit www.ietecaflo.com.

About Benchmark Research & Technology

Benchmark Research & Technology (BRT) is a privately-held corporation that is a leading manufacturer and supplier of specialty chemicals, compounds and additives developed for industrial and oilfield applications, including, but not limited to, technology such as Excelyte® as well as proprietary cross-linkers, polymers, polymer slurries and other fluid additives used in oil and gas well cementing, stimulation and production fluids. For more information about BRT please visit www.benchmark-research.com.

Contact:

Integrated Environmental Technologies, Ltd.
William E. Prince, President and CEO
843-390-2500
president@ietltd.net